Exhibit 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings (Loss)
Add: (a)
Earnings (loss) before income taxes and minority interest	(126,398,163)	(68,519,643)	(28,627,198)	10,811,312	(48,048,658)	6,752,071
Fixed Charges	225,900,642	164,089,683	97,679,698	32,342,787	4,033,444	21,000
Amortization of capitalized interest	3,994,448	2,621,146	1,712,219	528,262	65,694	—

	103,496,927	98,191,186	70,764,718	43,682,361	(43,949,521)	6,773,071

Subtract: (b)
Capitalized interest	75,087,351	7,310,772	47,224,870	23,812,505	3,941,617	—
Minority interest in pre-tax income of subsidiaries with no fixed charges	—	—	—	—	—	—

	75,087,351	7,310,772	47,224,870	23,812,505	3,941,617	—

Earnings (loss) as adjusted	28,409,576	90,880,414	23,539,848	19,869,856	(47,891,138)	6,773,071

Fixed Charges
Interest expense, net (d)	149,118,358	154,896,789	49,827,383	8,177,650	56,485	—
Capitalized interest	75,087,351	7,310,772	47,224,870	23,812,505	3,941,617	—
Amortization of debt financing costs (c)	—	—	—	—	—	—
Portion of rental expense representative of the interest factor	1,694,933	1,882,122	627,445	352,632	35,342	21,000

Total fixed charges	225,900,642	164,089,683	97,679,698	32,342,787	4,033,444	21,000

Ratio of Earnings to Fixed Charges	0.13	0.55	0.24	0.61	(11.87)	322.53

Earnings required to cover deficiency of fixed charges to earnings	197,491,066	73,209,269	74,139,849	12,472,931	51,924,581	(6,752,071)

(a)	there were no (d) distributed income of equity investees or (e) pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges as specified in instruction (C) to Item 503(d) of Reg S-K for any of the reported periods

(b)	there was no minority interest in pre-tax income of subsidiaries that have not incurred fixed charges as specified in instruction (C) to Item 503(d) of Reg S-K for any of the reported periods

(c)	when debt financing costs are amortized, the charge is to interest expense; thus the amortization of the debt financing costs is included in the interest expense, net and capitalized interest amounts

(d)	the loss on debt extinguishments recorded in Q4 2012, Q3 2012, Q2 2011 & Q3 2010 of $122.1 million, $2.5 million, $25.2 million and $24.0 million respectively are not included in the calculation of interest expense